Filed Pursuant to Rule 433

Registration Statement No. 333-238607-01

Relating to Preliminary Prospectus Supplement dated September 15, 2021 and

Prospectus dated May 22, 2020

BOSTON PROPERTIES PRICES $850.0 MILLION OFFERING OF GREEN BONDS; ELECTS TO REDEEM $1.0 BILLION OF SENIOR UNSECURED NOTES DUE FEBRUARY 2023

BOSTON, MA, September 15, 2021 – Boston Properties, Inc. (NYSE: BXP) (the “Company”), the largest publicly traded developer, owner and manager of Class A office properties in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $850.0 million of 2.450% senior unsecured notes due 2033 in an underwritten public offering through BNY Mellon Capital Markets, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Truist Securities, Inc., and Wells Fargo Securities, LLC, as joint book-running managers. The notes were priced at 99.959% of the principal amount to yield 2.454% to maturity. The notes will mature on October 1, 2033, unless earlier redeemed. The offering is expected to close on September 29, 2021, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from the offering are expected to be approximately $842.5 million. BPLP intends to allocate an amount equal to the net proceeds from the offering to the financing and refinancing of recently completed and future “eligible green projects” in the United States. The offering will not have a material impact on the Company’s results of operations for the third quarter of 2021.

This is BPLP’s fourth green bond offering, following its initial $1.0 billion green bond offering in November 2018, its $850.0 million green bond offering in June 2019, and its $850.0 million green bond offering in March 2021. BPLP currently owns 28.1 million square feet of green building projects, of which 96% have been certified at the two highest LEED certification levels of Gold and Platinum. BPLP actively works to promote its growth and operations in a sustainable and responsible manner and has earned the highest Global Real Estate Sustainability Benchmark (GRESB) 5-star rating, nine consecutive GRESB “Green Star” recognitions and an “A” disclosure score from GRESB. Over the last 12 years, BPLP has implemented energy conservation projects and other measures in actively managed office buildings that have reduced site energy use intensity by 27% and greenhouse gas emissions intensity by 70%. In addition, the Company is an ENERGY STAR Partner of the Year – Sustained Excellence Award Winner.

Pending the allocation of an amount equal to the net proceeds of the offering to “eligible green projects,” BPLP intends to use the net proceeds from the offering to fund the redemption of the $1.0 billion aggregate principal amount of its outstanding 3.85% senior notes that are scheduled to mature on February 1, 2023 (the “2023 Notes”). Following the pricing of the offering, BPLP delivered notice to the trustee that it exercised its right to redeem the 2023 Notes on October 15, 2021. BPLP intends to use available cash and/or borrowings under its unsecured line of credit to fund the remaining portion of the funds needed to redeem the 2023 Notes in full. Pending the use of the net proceeds from the offering to redeem the 2023 Notes, BPLP may invest the net proceeds in short-term, interest-bearing deposit accounts. Net proceeds allocated to previously incurred costs associated with “eligible green projects” will be available for the repayment of debt or other uses.

In connection with the redemption of the 2023 Notes, BPLP estimates that it will recognize a loss of approximately $0.26 per diluted share in the fourth quarter of 2021 related to the early extinguishment of debt.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the SEC for more complete information about BPLP and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BNY Mellon Capital Markets, LLC, Attention: BNY Mellon Capital Markets, LLC, 240 Greenwich Street, 3rd Floor, New York, New York 10286, Attention: Dan Klinger, Telephone: (862) 485-3538; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, Toll Free: 1-800-294-1322 Email: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, Telephone: (212) 834-4533; Truist Securities, Inc., 303 Peachtree Street, Atlanta, Georgia 30308, Attention: Prospectus Dept, Telephone: (800) 685-4786, Email: TSIdocs@Truist.com; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, Attention: WFS Customer Service, Email: wfscustomerservice@wellsfargo.com, Toll Free: 1-800-645-3751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. This press release does not constitute a notice of redemption of the 2023 Notes. Holders of the 2023 Notes should refer to the notice of redemption delivered to the registered holders of the 2023 Notes by The Bank of New York Mellon Trust Company, N.A., the trustee with respect to the 2023 Notes.

Boston Properties (NYSE: BXP) is the largest publicly traded developer, owner, and manager of Class A office properties in the United States, concentrated in six markets—

Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC. The Company is a fully integrated real estate company, organized as a real estate investment trust (REIT), that develops, manages, operates, acquires, and owns a diverse portfolio of primarily Class A office space. Including properties owned by unconsolidated joint ventures, as of June 30, 2021, the Company’s portfolio totaled 51.5 million square feet and 197 properties, including nine properties under construction/redevelopment.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, Boston Properties’ ability to satisfy the closing conditions to the pending transaction described above, potential changes in interest rates prior to the redemption of the 2023 Notes that could increase or decrease the loss from early extinguishment of debt incurred in connection with the redemption of the 2023 Notes and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

617.236.3352

Laura Sesody

Vice President, Corporate Marketing & Communication

lsesody@bxp.com